# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leef Brands Inc., CIK 0001711141
CUSIP: 52426X104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 2X8
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002128425

## Reporting persons
- Mindset LEEF LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 20,054,412; sole dispositive power 0; shared dispositive power 20,054,412; aggregate amount beneficially owned 20,054,412 (7.2% of the class)
  Comment: For Row 11, based on 280,358,364 shares outstanding of the Issuer as of May 6, 2026, as set forth in the Issuer's Form 10-Q, filed May 6, 2026.
- Mindset Value Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,235,325; sole dispositive power 0; shared dispositive power 7,235,325; aggregate amount beneficially owned 7,235,325 (2.6% of the class)
  Comment: For Row 11, based on 280,358,364 shares outstanding of the Issuer as of May 6, 2026, as set forth in the Issuer's Form 10-Q, filed May 6, 2026.
- Mindset Value Wellness Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 5,876,625; sole dispositive power 0; shared dispositive power 5,876,625; aggregate amount beneficially owned 5,876,625 (2.1% of the class)
  Comment: For Row 11, based on 280,358,364 shares outstanding of the Issuer as of May 6, 2026, as set forth in the Issuer's Form 10-Q, filed May 6, 2026.
- Mindset Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 33,166,362; sole dispositive power 0; shared dispositive power 33,166,362; aggregate amount beneficially owned 33,166,362 (11.8% of the class)
  Comment: For Rows 6, 8 and 9, Mindset Capital LLC is the Investment Manager of Mindset LEEF LLC, Mindset Value Fund LP, Mindset Value Wellness Fund LP (the "Funds") in which such shares referred to above are held. As a result, Mindset Capital LLC possesses the power to vote and dispose or direct the disposition of all the shares owned by the Funds. Mindset Capital LLC disclaims beneficial ownership of any of the shares held by the Funds.
  
  For Row 11, based on 280,358,364 shares outstanding of the Issuer as of May 6, 2026, as set forth in the Issuer's Form 10-Q, filed May 6, 2026.
- Aaron Edelheit: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 769,327; shared voting power 33,166,362; sole dispositive power 769,327; shared dispositive power 33,166,362; aggregate amount beneficially owned 33,935,689 (12.1% of the class)
  Comment: Mr. Edelheit is the Managing Member of Mindset Capital LLC, the Managing Member of Mindset LEEF LLC, and the General Partner of Mindset Value Fund LP and Mindset Value Wellness Fund LP. As a result, Mr. Edelheit possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Mindset LEEF LLC, Mindset Value Fund LP, and Mindset Value Wellness Fund LP as investment manager to the Funds. Mr. Edelheit disclaims beneficial ownership of any of the shares held by the Funds.
  
  For Row 11, based on 280,358,364 shares outstanding of the Issuer as of May 6, 2026, as set forth in the Issuer's Form 10-Q, filed May 6, 2026.

## Item 1. Issuer
Name of issuer: Leef Brands Inc.
Address of issuer's principal executive offices: Suite 2500 Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8, Canada

## Item 2. Person Filing
Name of person filing: Mindset LEEF LLC, Mindset Value Fund LP, Mindset Value Wellness Fund LP, Mindset Capital LLC, Aaron Edelheit
Address of principal business office or, if none, residence: 30 West Mission Street, Suite 8, Santa Barbara, CA 93101
Citizenship: Mindset LEEF LLC is a Delaware Limited Liability Company. Mindset Value Fund LP is a Delaware Limited Partnership. Mindset Value Wellness Fund LP is a Delaware Limited Partnership. Mindset Capital LLC is a Delaware Limited Liability Company. Aaron Edelheit is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Aggregate of all Reporting Persons: 33,935,689
Mindset LEEF LLC - 20,054,412
Mindset Value Fund LP - 7,235,325
Mindset Value Wellness Fund LP - 5,876,625
Mindset Capital LLC - 33,166,362
Aaron Edelheit - 769,327
Percent of class:
Aggregate of all Reporting Persons: 12.1%+
Mindset LEEF LLC - 7.2%+
Mindset Value Fund LP - 2.6%+
Mindset Value Wellness Fund LP - 2.1%+
Mindset Capital LLC - 11.8%+
Aaron Edelheit - 12.1%+

+ Based on 280,358,364 shares outstanding of the Issuer as of May 6, 2026, as set forth in the Issuer's Form 10-Q, filed May 6, 2026.
Sole power to vote or to direct the vote:
Mindset LEEF LLC - 0
Mindset Value Fund LP - 0
Mindset Value Wellness Fund LP - 0
Mindset Capital LLC - 0
Aaron Edelheit - 769,327
Shared power to vote or to direct the vote:
Mindset LEEF LLC - 20,054,412
Mindset Value Fund LP - 7,235,325
Mindset Value Wellness Fund LP - 5,876,625
Mindset Capital LLC - 33,166,362
Aaron Edelheit - 33,935,689
Sole power to dispose or to direct the disposition:
Mindset LEEF LLC - 0
Mindset Value Fund LP - 0
Mindset Value Wellness Fund LP - 0
Mindset Capital LLC - 0
Aaron Edelheit - 769,327
Shared power to dispose or to direct the disposition:
Mindset LEEF LLC - 20,054,412
Mindset Value Fund LP - 7,235,325
Mindset Value Wellness Fund LP - 5,876,625
Mindset Capital LLC - 33,166,362
Aaron Edelheit - 33,935,689

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mindset LEEF LLC: /s/ Aaron Edelheit, Aaron Edelheit, Managing Member of Mindset Capital LLC, the Managing Member of Mindset LEEF LLC (05/22/2026)
- Mindset Value Fund LP: /s/ Aaron Edelheit, Aaron Edelheit, Managing Member of Mindset Capital LLC, the General Partner of Mindset Value Fund LP (05/22/2026)
- Mindset Value Wellness Fund LP: /s/ Aaron Edelheit, Aaron Edelheit, Managing Member of Mindset Capital LLC, the General Partner of Mindset Value Wellness Fund LP (05/22/2026)
- Mindset Capital LLC: /s/ Aaron Edelheit, Aaron Edelheit, Managing Member (05/22/2026)
- Aaron Edelheit: /s/ Aaron Edelheit, Aaron Edelheit (05/22/2026)